UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 31, 2023

Quantum FinTech Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-40009	85-3286402
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4221 W. Boy Scout Blvd., Suite 300 Tampa, FL	33607
(Address of principal executive offices)	(Zip Code)

(813) 257-9366

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one redeemable Warrant	QFTA.U	The New York Stock Exchange
Common Stock, par value $0.0001 per share	QFTA	The New York Stock Exchange
Warrants, each warrant exercisable for one-half of one share of Common Stock at an exercise price of $11.50	QFTAW	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 31, 2023, Quantum FinTech Acquisition Corporation (the “Company” or “Quantum”), issued a press release announcing that it will transfer the listing of its common stock, par value $0.0001 per share, from the New York Stock Exchange to the NYSE American LLC (“NYSE American”), where it has been approved to list. Following the transfer of listing, Quantum will continue to file the same types of periodic reports and other information it currently files with the Securities and Exchange Commission (the “SEC”). Quantum anticipates the transfer to the NYSE American to occur on or about August 2, 2023.

Quantum will file a Form 8-A with respect to the registration of Quantum’s common stock on the NYSE American.

On July 31, 2023, the Company further announced that in connection with the transfer, effective August 2, 2023, the Company’s units, which trade under the ticker symbol “QFTA.U” will be mandatorily separated and the units will no longer trade on the New York Stock Exchange. The common stock will trade on NYSE American under the symbol “QFTA,” and the warrants will continue to trade on the over-the-counter market. This is a mandatory and automatic separation, and no action is required by the holders of the units. Each unit consists of one share of common stock and one redeemable warrant to purchase one-half of one share of common stock. In the separation, unit holders will receive shares of common stock and warrants underlying their units.

Item 7.01. Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the press release that Quantum issued on July 31, 2023.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Important Information and Where to Find It

The Company has filed a proxy statement with regards to an extension of the deadline for the Company to complete an initial business combination (the “Extension Proxy”) with the SEC. The Company has mailed the Extension Proxy to its stockholders of record as of July 12, 2023. Investors and stockholders are advised to read the Extension Proxy and any amendments thereto, because these documents will contain important information about the proposals therein and the Company. Stockholders will also be able to obtain copies of the Extension Proxy, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Quantum FinTech Acquisition Corporation, 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607.

Participants in the Solicitation

The Company and its directors and executive officers may be considered participants in the solicitation of proxies of the Company’s stockholders in connection with the Extension Proxy. Investors and stockholders may obtain more detailed information regarding the names and interests of the Company’s directors and officers in the Company and the amendments proposed in the Extension Proxy in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023, Quarterly Report on Form 10-Q filed with the SEC on May 18, 2023 and in the other reports the Company has filed with the SEC, including the Extension Proxy. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release dated July 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quantum FinTech Acquisition Corporation

By:	/s/ John Schaible
Name:	John Schaible
Title:	Chief Executive Officer

Date: July 31, 2023

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